
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2017
15 REGISTRATIONS BRANCH



17016454

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MINOO AKHAVAN
Commission # 2050814
Notary Public - California
Los Angeles County
My Comm. Expires Dec 31, 2017

Debasish Banerjee
Signature

FINOP
Title

Notary Public

February 22, 2017
State of California
Los Angeles County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Benefit Funding Services, LLC
Woodland Hills, California

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2016 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Benefit Funding Services, LLC's financial statements. The supplemental information is the responsibility of Benefit Funding Services, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and Cash Equivalents (Note 2)	$	236,498
Accounts Receivable		15,579
Other Assets		17,213
Total Assets	$	269,290

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$	68,617
Franchise Tax Board Payable		6,800
Total Liabilities	$	75,417
MEMBER'S EQUITY		193,873
Total Member's Equity	$	193,873
Total Liabilities and Member's Equity	$	269,290

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2016

REVENUES		
Commission Income (Note 2)	$	1,058,482
Total Revenues	$	1,058,482
EXPENSES		
Commissions	$	964,948
Professional fees		66,000
Other operating expenses		22,513
Total Expenses		1,053,461
NET INCOME BEFORE STATE OF CA FRANCHISE FEE		5,021
LESS: STATE OF CA FRANCHISE FEE (Note 4)		6,800
NET INCOME (LOSS)	$	(1,779)

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Member's Equity
For the Year Ended December 31, 2016

	Member's Equity	Net Income (Loss)	Total Member's Equity
Beginning balance January 1, 2016	$ 195,652		$ 195,652
Net Loss		(1,779)	(1,779)
Ending balance December 31, 2016	$ 195,652	$ (1,779)	$ 193,873

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,779)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets		
Accounts Receivable		(14,916)
Other assets		(13,171)
Increase (decrease) in liabilities		
Accounts Payable		47,171
Franchise Tax Board Payable		6,800
Total adjustments		25,884
Net cash provided by operating activities		24,105
Net Increase in cash		24,105
Cash at beginning of year		212,393
Cash at end of year	$	236,498

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
State of CA Franchise Fee	$	6,800

Note 1: NATURE OF BUSINESS

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

The Company is wholly owned by New First Financial Resources, LLC (New FFR).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally excepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

Revenue Recognition

The Company recognizes commissions income as earned and realized net of any charge-backs. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. On December 31, 2016, the company had a net capital of $161,081, which was $156,053 in excess of the minimum net capital requirement of $5,028, and the Company's ratio of aggregate indebtedness of $75,417 to net capital was 0.47:1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: STATE OF CALIFORNIA FRANCHISE FEE

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation, but imposes an LLC fee for operating within California.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2013, 2014 and 2015.

For the year ended December 31, 2016, the components of the State of California Franchise Fee are as follows:

State of California Franchise Fee	$ 6,800

Note 5: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2016.

Note 6: COMMITMENTS AND CONTIGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for the process of distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

Note 6: COMMITMENTS AND CONTIGENCIES (CONTINUED)

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 23, 2017, and determined that there were no subsequent events to record or disclose.

BENEFIT FUNDING SERVICES, LLC

Schedule I
Statement of Net Capital
December 31, 2016

	Focus 12/31/2016	Audit 12/31/2016	Change
Members' equity, December 31, 2016	$ 200,673	$ 193,873	$ (6,800)
Less: Non allowable assets:			
Accounts receivable	15,579	15,579	-
Other assets	17,213	17,213	-
Tentative net capital	$ 167,881	$ 161,081	$ (6,800)
Haircuts:	-	-	-
NET CAPITAL	$ 167,881	$ 161,081	$ (6,800)
Minimum net capital	5,000	5,028	28
Excess net capital	$ 162,881	$ 156,053	$ (6,828)
Aggregate indebtedness	$ 68,617	$ 75,417	$ 6,800
Ratio of aggregate indebtedness to net capital	0.41:1	0.47:1	0.06:1

The differences between the Audit and Focus filed at December 31, 2016 were due to the State of California franchise fee accrual.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Benefit Funding Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Benefit Funding Services, LLC

By:



Debasish Banerjee, FINOP
(Name and Title)

2/23/17
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Benefit Funding Services, LLC
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Benefit Funding Services, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benefit Funding Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Benefit Funding Services, LLC, stated that Benefit Funding Services, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Benefit Funding Services, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Benefit Funding Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

BENEFIT FUNDING SERVICES, LLC

Table of Contents